EPIC STORES CORP.
20805 North 19th Avenue, Suite 2
Phoenix, AZ 85027

January 4, 2015

via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	Mara L. Ransom Assistant Director Office of Consumer Products

Dear Sirs/Mesdames:

Re: Epic Stores Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 10, 2015 File No. 333-206662

Epic Stores Corp. (the “Company”, “Epic”, “we”, or “our”) writes in response to your letter of December 21, 2015 to Brian Davidson, Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

General

4. Variable Interest Entity, page 51

14.	We reviewed your response to comment 22. Please provide the following information to further support your conclusion that Atlas is a variable interest entity and that you are the primary beneficiary:
·	tell us what variable interests exist at Atlas (refer to the definition of a variable interest at ASC 810-10-20);
·	tell us what variable interests you hold in Atlas;

A variable interest is a contractual, ownership, or pecuniary interest in a variable interest entity (“VIE”) that will absorb portions of a VIE’s expected losses or receive portions of the VIE’s expected residual returns. We have outlined Epic’s variable interests in Atlas Global, LLC (“Atlas”) below.

1

Epic has first right of refusal to purchase all product collected by Atlas at fixed prices, which protects Epic from swings in market pricing.

Epic has the right to sell any product to Atlas that does not meet Epic.’s quality control standards at fixed rates. Epic may elect to sell to a third party if market rates exceed these fixed rates, allowing Epic to guarantee a floor in its second hand goods purchase price.

Atlas has extended unlimited interest free credit to Epic As of September 30, 2015, this balance was $210,981.

·	describe the contractual arrangements that exist between you and Atlas;

All contractual arrangements between Epic and Atlas are verbal arrangements. No written contracts were executed when such arrangements were put in place, nor have any written contracts been entered into since such time. Although not written, the verbal contracts are considered legally binding.

The terms of the contractual arrangement between Epic and Atlas are as follows:

Epic has first right of refusal to purchase all product collected by Atlas.

Atlas will sell all product to Epic at a fixed price of $0.36 per pound, even if current market prices exceed this rate.

Epic has the right to sell any product to Atlas that does not meet Epic’s quality control standards at market rates. Epic may also elect to sell product to a third party at its discretion.

Atlas will extend unlimited interest free credit to Epic.

·	support your conclusion that Atlas is thinly capitalized by quantifying Atlas’s equity investment at risk and by providing a related qualitative analysis (refer to ASC 810-10-25-45 through 47);

As of September 30, 2015, Atlas had equity investments at risk of approximately $667,500, and negative working capital of $(199,982). Atlas has no formal financing arrangements and, due to the purchasing arrangements with Epic, it is solely dependent on payments from Epic to meet its obligations.

As a result, Atlas is considered thinly capitalized under ASC 810-10-20.

·	describe the contractual arrangements that shield Atlas’s equity holders from economic losses; and

There are no contractual arrangements that shield Atlas shareholders from economic losses.

·	explain in detail why you are the primary beneficiary referencing authoritative literature that supports your conclusion.

2

The primary beneficiary of a VIE is the variable interest holder that has both of the following characteristics of a controlling financial interest in the VIE (ASC-10-25-38A):

·	Power: the power to direct the activities that most significantly affect the VIE’s economic performance.
·	Economics: the obligation to absorb losses or the right to benefits that could be potentially significant to the VIE.

Epic holds the power to direct all activities of Atlas, including, but not limited to: the power to require Atlas to sell second hand goods Atlas purchases to Epic at fixed prices, even if other buyers are available; the right to sell goods to Atlas at fixed prices, even if the fixed prices are above market value; and the right to continue purchasing products from Atlas without first paying obligations owed to Atlas. Certain directors and officers of Epic, being Brian Davidson and Wayne Riggs, are also the sole managers of Atlas.

Epic benefits from the economics of the above mentioned rights as it is able to continue sourcing product from Atlas even when it may not be to the benefit of Atlas because: (i) current market prices may be higher than what Epic is required to pay Atlas, and (ii) Epic may have currently outstanding obligations to Atlas. Epic currently purchases 100% of the goods sourced by Atlas.

12. Subsequent Events, page 58

16.	We reviewed your response to comment 24. Please tell us the assumptions used by the Board of Directors (“Board”) to determine a June 3, 2015 per share fair value of $0.001 and explain why these assumptions were deemed most appropriate. Please also tell us the Board’s consideration of common share purchases in contemporaneous transactions. In this regard, we note that during the quarter ended March 31, 2015 you received approximately $0.57 per share from one investor to purchase 705,882 shares and during the month ended April 30, 2015 you received approximately $0.39 per share from two investors to purchase 1,031,788 shares. Address the Board’s consideration of events between the month ended April 30, 2015 transaction and June 3, 2015 that support such a drastic decline in per share value from $0.39 to $0.001 per share.

Under Section 78.211 of the Nevada Revised Statutes (“NRS 78.211”), the board of directors of a Nevada corporation may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation. The judgment of the board of directors of the Nevada corporation as to the consideration received for the shares issued is conclusive in the absence of actual fraud in the transaction.

The Board decided to issue the shares noted above at a price of $0.001 per share to existing stockholders for structuring purposes in connection with its conversion from a limited liability company (“LLC”) to a corporation and the negotiation of the terms of its acquisition by the Company. These shares were offered to existing stockholders and the price of $0.001 per share was determined by the Board to be reasonable.

The above referenced subscription also represents the only cash sale of shares by the newly formed corporation following conversion from an LLC All prior subscriptions had been for membership units in the LLC. Because the Company had no quoted market value, the Company determined that using the cash purchase price was the best unit of measurement of fair value in accordance with ASC 820-35.

3

The Company considered whether the shares issued to controlling parties and officers under this transaction required separate treatment. It was determined that, because non-controlling parties participated on the same terms as officers and stockholders who held greater than 10% of the shares (controlling parties), no separate accounting treatment was deemed necessary.

The stockholders who participated in this transaction are listed below, along with the number of shares purchased.

Name of Stockholder	Number of Shares purchased (Pre-consolidation)
Pinnacle Investments, LLLP (Control person- Wayne Riggs)	882,575
Wild West Raised, LLP (Control person- Brian Davidson)	297,867
Bobby J. Riggs	409,311
Clay Land, LLC (Control person- Scott Clay)	561,559
The Kuehner Family Trust	157,798
Steven G Sogge and Linda J. Sogge Revocable Trust	157,798
Tyrian Purple, LLC (Control person – John Hayden)	138,409
ZRB Holdings, Inc. (Control person – Zach Bradford)	47,727
Water Tigers, LLC (Control person – David Epp)	346,956
TOTAL	3,000,000

(Please refer to the Company’s registration statement on Form S-1/A, as filed on December 10, 2015 for details of the controlling parties of the entities listed above.)

The Board decided to issue the shares for nominal value because it determined that doing so was in the best interest of the Company and such determination of the Board is conclusive as to the consideration received under NRS 78.211.

For this reason, the consideration paid for shares issued in other private placement transactions by the Company is not relevant in determining the value of these shares.

Please do not hesitate to contact the undersigned if you require any further information.

EPIC STORES CORP.

Per: /s/ Brian Davidson
Brian Davidson
President and Chief Executive Officer

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